

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 4631

June 4, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Timothy Wadhams
President and Chief Executive Officer
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

> **RE: Masco Corporation
> Definitive Proxy Statement on Schedule 14A
> Filed April 8, 2009
> File No. 001-05794**

Dear Mr. Wadhams:

  We have completed our review of your definitive proxy statement on Schedule 14A and have no further comments at this time.

        Sincerely,

        Pamela A. Long
        Assistant Director